UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)*

                    Under the Securities Exchange Act of 1934

                        Investment Properties Associates
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Participations in Limited Partnership Interests
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                         (Title of Class of Securities)

                                   461430 10 0
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                                 (CUSIP Number)

                               Michael L. Zuppone
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 10, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


725312.1

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CUSIP No. 461430 10 9                     SCHEDULE 13D
         ------------


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Leona M. Helmsley
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)/ /
                                                              (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                         7        SOLE VOTING POWER
                                        0
NUMBER OF
SHARES                   8        SHARED VOTING POWER
BENEFICIALLY                            0
OWNED BY EACH
REPORTING                9        SOLE DISPOSITIVE POWER
PERSON WITH                             0

                        10        SHARED DISPOSITIVE POWER
                                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0%

14   TYPE OF REPORTING PERSON*
               I


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

725312.1

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CUSIP No. 461430 10 9                SCHEDULE 13D
         ------------



         This Amendment No.3 to Schedule 13D ("Amendment No. 3), which is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, amends and supplements the original Schedule 13D, dated January 26, 1990 (the "Original Schedule 13D"), which was originally filed with the Securities and Exchange Commission (the "SEC") on February 13, 1990 on behalf of Leona M. Helmsley and subsequently amended by Amendment No.1, dated August 28, 1991, as filed with the SEC on September 9, 1991, and Amendment No. 2, dated April 15, 1992, as filed with the SEC on May 26, 1992, with respect to the ownership of Participations in Limited Partnership Interests of Investment Properties Associates. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Schedule 13D. This Amendment No. 3 reports the termination of any further obligation of Mrs Helmsley to report on
Schedule 13D with respect to the beneficial ownership of Paticipation Interests. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

              (a) As a result of the sale transaction discussed below in paragraph (c) of this Item 5, Mrs. Helmsley does not beneficially own any Participation Interests.

              (c) During the sixty days prior to the date hereof, Mrs. Helmsley effected no transactions in Participation Interests other than the following transaction. On June 10, 1998, Mrs. Helmsley sold, among other things, her entire beneficial ownership position of 282,377 Participation Interests to Scogbell Acquisition, L.L.C., a Delaware limited liability company ("Scogbell"), in a privately negotiated transaction. Pursuant to the terms of a stock, interest and note purchase agreement, dated as of June 10, 1998, $25,555,118 (approximately $90.50 per Participation Interest) of the contract purchase price paid by Scogbell was allocated to the Participation Interests purchased thereby.

              (e) On June 10, 1998, Mrs. Helmsley ceased to be a beneficial owner of more than 5% of the Participation Interests, thereby terminating any future obligation of Mrs. Helmsley to report on Schedule 13D with respect to beneficial ownership of the Participation Interests.


725312.1

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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   June 19, 1998



                                             Leona M. Helmsley


                                             /s/  Leona M. Helmsley
                                             ------------------------------
                                             Leona M. Helmsley


725312.1

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